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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-69791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning September 14th, 2016 and ending September 30th, 2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dyal Co. LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
(No. and Street)

152 West 57th Street 25th floor

(City)	(State)	(Zip Code)
New York City	NY	10019

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

(Area Code – Telephone No.)
Jill Dyal 212-321-4012

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – *if individual, state last, first, middle name*)
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(No. and Street)
9645 W Lincolnway Lane, Suite 214A

(City)	(State)	(Zip Code)
Frankfort	IL	60423

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jill Dyal, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm as of September 30th, 2107 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature
Jill Dyal

Title
Managing Partner, CFO



Notary Public
SARAH LOBOSCO
NOTARY PUBLIC
CONNECTICUT
MY COMMISSION EXPIRES 10/31/2021


SARAH LOBOSCO
My Commission Expires
NOTARY
PUBLIC
10-31-2021
CONNECTICUT

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DYAL CO. LLC

CONTENTS


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Dyal Co. LLC

We have audited the accompanying statement of financial condition of Dyal Co. LLC as of September 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dyal Co. LLC as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 14, 2017

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 E. Northwest Hwy | Mt. Prospect, IL 60056

DYAL CO. LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2017

ASSETS

Cash	$	1,738,613
Prepaid expenses		5,486
Accounts receivable		3,519
Total Assets	$	1,747,618

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses and other liabilities	$	21,035
Due to related party		206,210
Total Liabilities		227,245
Member's equity		1,520,373
Total Liabilities and Member's Equity	$	1,747,618

The accompanying footnotes are an integral part of this financial statement.

Note 1 - Organization

Dyal Co. LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2015, under the laws of the State of Delaware. FINRA accepted the Company's membership application on September 14, 2016.

The Company is a single member LLC, wholly owned by Dyal Partners LP (the "Sole Member"). The Company provides mergers and acquisitions (M&A) advisory services to clients, which are based primarily in the United States and Europe. It operates out of one main office in New York, New York.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as they are earned based on services provided.

Income Taxes

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. All income or losses will be reported on the income tax returns of the Sole Member. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense.

At September 30, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all tax years after 2015.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

During the period September 14, 2016 to September 30, 2017, there were two customers accounted for all of the revenues. These customers represented 84% and 16% of total revenues.

Note 4 – Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At September 30, 2017, the Company had net capital of $1,511,368, which exceeded its requirement by $1,496,218.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At September 30, 2017, this ratio was .15 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 6 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with its Sole Member. The Agreement covers facilities, personnel and administrative expenses. Direct expenses of the Company are outside the scope of this agreement and paid directly by the Company.

During the period September 14, 2016 to September 30 2017, the Company recorded $1,760,781 of expenses under the Agreement.

As a result of this Agreement, the Company owed $206,210 to the Sole Member at September 30, 2017.

Note 7 - Commitments and Contingencies

There are no commitments and contingencies that would have a material impact on these financial statements as of September 30, 2017.